UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESULTS OF POSTAL BALLOT AND ANNOUNCEMENT OF RECORD DATE

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information concerning the matters voted by the shareholders through postal ballot and remote electronic voting (“e-voting”) and the record date for the proposed buyback of shares of the Company. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 2, 2023, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of the results of the postal ballot and e-voting. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.1. The resolution was approved by the requisite majority of the shareholders and the votes cast for and against are described in the attached letter.

The following is a brief description of the matter voted upon by the members of the Company both by electronic means and through postal ballot:

•

Approval of the buyback of up to 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only) fully paid-up equity shares having face value of Rs. 2/- (Rupees Two only) each of the Company at a price of Rs. 445/- (Rupees Four Hundred and Forty Five only) per equity share payable in cash for an aggregate amount of up to Rs. 120,00,00,00,000/- (Rupees Twelve Thousand Crores only), which constitutes 20.95% and 17.86% of the fully paid-up equity share capital and free reserves as per latest audited standalone and consolidated financial statements, respectively, as at March 31, 2023.

As per the Indian Companies Act, 2013, Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 22/2020 dated June 15, 2020, General Circular No. 33/2020 dated September 28, 2020, General Circular No. 39/2020 dated December 31, 2020, General Circular No. 10/2021 dated June 23, 2021, the Circular No. 20/2021 dated December 08, 2021, General Circular No. 02/2022 dated May 5, 2022 and General Circular No.11/2022 dated December 28, 2022 issued by the Ministry of Corporate Affairs (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India, in compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and pursuant to other applicable laws and regulation, the Company provided its shareholders the ability to cast their votes by e-voting for the resolution. The e-voting period commenced on May 3, 2023 and ended on June 1, 2023.

On June 2, 2023, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that the Company has fixed Friday, June 16, 2023 as the record date for the purpose of determining the entitlement and the names of the equity shareholders who are eligible to participate in the buyback of shares of the Company. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: June 6, 2023

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges dated June 2, 2023.

99.2	Letter to the Stock Exchanges dated June 2, 2023.